CONSENT OF QUALIFIED PERSON

Kirk Hanson, P.E.
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV., 89434
Tel 775 997 6559
Fax: 775-331-4153
kirk.hanson@amec.com

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report” dated April 1, 2009 (the “Technical Report”) and the information derived from the Technical Report, included in the 2009 Annual Information Form of NovaGold Resources Inc. dated February 17, 2010 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493 and 333-164083) and Form F-10 (No. 333-163551) of the references to my name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 17th day of February 2010.

/s/ Kirk Hanson
Name: Kirk Hanson

AMEC E&C Services, Inc. 780 Vista Boulevard Sparks, NV, 89434 Tel (775) 331 2375 Fax (775) 331 4153	www.amec.com